Exhibit 12.1
RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges(1)	$46,129	$33,825	$52,763	$44,117	$18,789
Preferred stock dividends	20,813	20,812	15,854	2,405	—	(2)
Combined fixed charges and preferred stock dividends	66,942	54,637	68,617	46,522	18,789

Combined fixed charges and preferred stock dividends	66,942	54,637	68,617	46,522	18,789
Net income (loss) available to common shares	(25,578)	404,797	(491,636)	370,382	291,933
Earnings(3)	$41,364	$459,434	$(423,019)	$416,904	$310,722

Ratio of earnings to combined fixed charges and preferred stock dividends	0.62	8.41	(6.16)	8.96	16.54
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(1)	Fixed charges consist of interest expense on all indebtedness.

(2)	No preferred stock was outstanding during these periods.

(3)
For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).

For the years ended December 31, 2015 and December 31, 2013 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $25.6 million and $491.6 million, respectively.